SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SOUTHWESTERN LIFE HOLDINGS, INC.

(Name of Subject Company (issuer))

SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY

and
SW HOLDINGS INC.
(Names of Filing Persons (offerors))

Common Stock, Par Value $0.01

(Title of Class of Securities)

Patrick O’Brien

Corporate Secretary
Swiss Re Life & Health America Holding Company
175 King Street
Armonk, NY 10504
914.828.8000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David A. Massey

Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004
202.383.0100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$171,901,700	$34,380.34

•	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 9,059,000 shares of common stock, par value $0.01 per share (the “Shares”), of Southwestern Life Holdings, Inc., a Delaware corporation (the “Company”), (ii) the tender offer price of $18.50 per Share, and (iii) options to acquire 735,200 Shares with an aggregate value of $4,310,200.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is 1/50th of one percent of the aggregate Transaction Valuation.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1	going-private transaction subject to Rule 13e-3
issuer tender offer subject to Rule 13e-4	amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer:

CUSIP No. 845606102

1) Name of Reporting Person:
Swiss Re Life & Health America Holding Company
S.S. or I.R.S. Identification No. of Above Person: Not required

2) Check the Appropriate Box if a Member of a Group
(a) [X]
(b) [ ]

3) SEC Use Only

4) Source of Funds: WC

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6) Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: -0- 8) Shared Voting Power: 5,392,295 (1) 9) Sole Dispositive Power: -0- 10) Shared Dispositive Power: 5,392,295 (1)

11) Aggregate Amount Beneficially Owned by Each Reporting Person:

5,392,295(1)

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
[ ]

13) Percent of Class Represented by Amount in Row (11): 56.5% (1)

14) Type of Reporting Person:  CO

CUSIP No. 845606102

1) Name of Reporting Person:
SW Holdings Inc.
S.S. or I.R.S. Identification No. of Above Person: Not required

2) Check the Appropriate Box if a Member of a Group
(a) [X]
(b) [ ]

3) SEC Use Only

4) Source of Funds: AF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6) Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: -0- 8) Shared Voting Power: 5,392,295 (1) 9) Sole Dispositive Power: -0- 10) Shared Dispositive Power: 5,392,295 (1)

11) Aggregate Amount Beneficially Owned by Each Reporting Person:

5,392,295(1)

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
[ ]

13) Percent of Class Represented by Amount in Row (11): 56.5% (1)

14) Type of Reporting Person: CO

(1)  No shares of common stock, par value $0.01 per share, of Southwestern Life Holdings, Inc. have been purchased, directly or indirectly, by the reporting persons. Rather, the reporting persons may be deemed to have beneficial ownership of the shares reported herein pursuant to a voting and tender agreement (as described in Items 3 and 4 of this Statement), entered into in connection with the proposed acquisition by the reporting persons of all of the outstanding shares of common stock, par value $0.01 per share, of Southwestern Life Holdings, Inc. Such beneficial ownership is expressly denied by each of the reporting persons.

      This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by SW Holdings Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Swiss Re Life & Health America Holding Company, a Delaware corporation (“Parent”), to purchase all the outstanding Shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2001 (the “Offer to Purchase”), and in the related Transmittal Letter (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Parent.

      All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in answer to items 1 through 13 in this Schedule TO, except those items as to which information is specifically provided herein.

Item 10. Financial Statements.

      Not material.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 11, 2001.
(a)(1)(B)	Form of Transmittal Letter.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Text of Press Release issued by Swiss Re Life & Health America Holding Company and Southwestern Life Holdings, Inc. on April 27, 2001 (incorporated by reference to the Tender Offer Statement on Schedule TO filed by Swiss Re Life & Health America Holding Company with the Securities and Exchange Commission on April 27, 2001).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of April 26, 2001, by and among Swiss Re Life & Health America Holding Company, SW Holdings Inc. and Southwestern Life Holdings, Inc. (incorporated by reference to Exhibit 2.1 of Southwestern Life Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2001).
(d)(2)	Voting and Tender Agreement, dated as of April 26, 2001, by and among Swiss Re Life & Health America Holding Company, SW Holdings Inc. and Principal Stockholders (incorporated by reference to Exhibit 10.1 of Southwestern Life Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2001).
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY

By:	/s/ JACQUES E. DUBOIS

Chairman and CEO

SW HOLDINGS INC.

By:	/s/ W. WELDON WILSON

Vice President and General Counsel

Dated: May 11, 2001

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated May 11, 2001
(a)(1)(B)	Form of Transmittal Letter
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	Text of Press Release issued by Swiss Re Life & Health America Holding Company and Southwestern Life Holdings, Inc. on April 27, 2001 (incorporated by reference to the Tender Offer Statement on Schedule TO filed by Swiss Re Life & Health America Holding Company with the Securities and Exchange Commission on April 27, 2001)
(d)(1)	Agreement and Plan of Merger, dated as of April 26, 2001, by and among Swiss Re Life & Health America Holding Company, SW Holdings Inc. and Southwestern Life Holdings, Inc. (incorporated by reference to Exhibit 2.1 of Southwestern Life Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2001)
(d)(2)	Voting and Tender Agreement, dated as of April 26, 2001, by and among Swiss Re Life & Health America Holding Company, SW Holdings Inc. and Principal Stockholders (incorporated by reference to Exhibit 10.1 of Southwestern Life Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2001)